UNITED STATES OF AMERICA DEPARTMENT OF TRANSPORTATION OFFICE OF THE SECRETARY WASHINGTON, DC

Issued by the Department of Transportation on March 20, 2009

NOTICE OF ACTION TAKEN -- DOCKET DOT-OST-2009-0070

This serves as notice to the public of the action described below, taken by the Department official indicated (no additional confirming order will be issued in this matter).

Application of BALTIA AIR LINES, INC. (Baltia) filed 3/15/09 for: XX Allocation of one (1) weekly U.S.-Russia combination service frequency for scheduled foreign air transportation of persons, property and mail between New York, New York and St. Petersburg, Russia.

Applicant representative: Steffanie J. Lewis (202) 296-1111 DOT Analyst: Robert J. Finamore (202) 366-2405

D I S P O S I T I O N XX Granted (subject to conditions, see below) The above action allocating one frequency was effective when taken: March 20, 2009, and will remain in effect indefinitely, subject to the conditions below.1

Action taken by: Paul L. Gretch, Director Office of International Aviation

XX The authority granted is consistent with the Annexes to the 1994 U.S. – Russia Air Transport Agreement.2

Except to the extent exempted or waived, this authority is subject to the terms, conditions, and limitations indicated:

XX Holder’s certificate of public convenience and necessity (Order 2009-3-7)

Conditions: In submitting its polling results to the Department by letter dated March 18, 2009, Baltia states that it will institute its proposed service no later than September 30, 2009. Failure to inaugurate service with the allocated frequency by that date will result in the unused frequency reverting to the Department. Consistent with our standard practice, the allocated frequency is subject to a dormancy

1 The Department is acting on Baltia’s request prior to the expiration of the answer period with the consent of all parties served. 2 On February 13, 2009, the United States and the Russian Federation agreed, ad referendum, to revised Annexes to the U.S.-Russia Air Transport Agreement and stated that, pending their entry into force, the respective aeronautical authorities intend to implement the provisions of those Annexes on the basis of comity and reciprocity.

2

condition. Under this dormancy condition, if the frequency allocated here is not used for a period of 90 days (once inaugurated), the allocation with respect to the frequency would expire automatically and the frequency would revert to the Department.

Under authority assigned by the Department in its regulations, 14 CFR Part 385, we found that (1) our action was consistent with Department policy; (2) grant of the authority was consistent with the public interest; and (3) grant of the authority would not constitute a major regulatory action under the Energy Policy and Conservation Act of 1975. To the extent not granted, we denied all requests in the referenced Docket. We may amend, modify, or revoke the authority granted in this Notice at any time without hearing at our discretion.

Persons entitled to petition the Department for review of the action set forth in this Notice under the Department’s regulations, 14 CFR §385.30, may file their petitions within seven (7) days after the date of issuance of this Notice. This action was effective when taken, and the filing of a petition for review will not alter such effectiveness.

An electronic version of this document is available on the World Wide Web at:

http://www.regulations.gov